Filed by Romeo Power, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

Filer’s SEC File No.: 001-38795

Date: October 3, 2022

The following communication is being filed in connection with the acquisition of Romeo Power, Inc. (“Romeo” or the “Company”) by Nikola Corporation (“Nikola”).

Important Information for Romeo Power Stockholders to Tender Shares for the Nikola Transaction: Process and Instructions

Romeo Power reminds all stockholders, including individual shareholders, to tender their shares into the exchange offer (“the Offer”) by Nikola Corporation to purchase all outstanding shares of common stock of Romeo. The Romeo Power Board unanimously recommends that Romeo stockholders tender their shares of Romeo stock pursuant to the Offer.

Key Information To Know

Tender deadline:

•	Romeo stockholders must tender their shares by midnight, Eastern Time, at the end of the day Wednesday, October 12, 2022

•	If you were unable to previously tender your shares, you may tender your shares during the extension period.

How to tender shares:

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Romeo Power stockholders should contact Alliance Advisors by telephone at (855) 643-7453 (Romeo stockholders call toll-free) or (973) 873-7700 (bankers and brokers call collect) or by email at nkla@allianceadvisors.com with any questions or to request assistance to tender shares.

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To request documents filed with the Securities and Exchange Commission describing the Offer, you should contact Alliance Advisors by October 4, 2022 or access them through the SEC website at sec.gov/edgar in order to receive them before the expiration of the Offer.

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If stockholders hold shares of Romeo common stock through a broker, dealer, commercial bank, trust company or other nominee, these shares can be tendered by instructing the broker or other nominee before the expiration October 12, 2022. Please contact your broker or other nominee promptly to allow sufficient time to tender. Your broker may have processing cutoffs that are earlier than the October 12, 2022 deadline, so it is important that you act now if you want to tender your shares.

Why should stockholders tender their shares:

•	If less than a majority of the outstanding shares of Romeo common stock are tendered, the Offer will not be completed by Nikola.

•	Every stockholder can help achieve this threshold by tendering their shares.

•	The proposed exchange ratio represents an approximately 34% premium based on Nikola’s and Romeo’s closing share price on July 29, 2022

Questions about how to tender shares:

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Please contact Alliance Advisors by telephone at (855) 643-7453 (Romeo stockholders call toll-free) or (973) 873-7700 (bankers and brokers call collect) or by email at nkla@allianceadvisors.com. They will be able to walk you through the process and assist with any questions.

•	If you hold shares of Romeo common stock through a broker or nominee, you should contact your broker or nominee promptly to answer your questions and to allow sufficient time to tender

How many shares of Nikola common stock will each Romeo Power stockholder receive upon completion of the transaction:

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Based on the exchange ratio and Nikola’s and Romeo’s July 29, 2022 closing share price, Romeo’s equity is valued at approximately $144 million, or $0.74 per share which represents a 34% premium to Romeo’s July 29, 2022 closing share price.

•	Romeo stockholders will receive 0.1186 of a share of Nikola common stock for each Romeo share of common stock.

•	Romeo shareholders will own approximately 4.5% of Nikola on a pro forma basis.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On August 29, 2022, Nikola Corporation (“Nikola”) filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents with the U.S. Securities and Exchange Commission (the “SEC”) and has and may file additional amendments thereto, and Nikola and a wholly-owned subsidiary of Nikola filed a Tender Offer Statement on Schedule TO with the SEC and has and may file additional amendments thereto. In addition, on August 29, 2022, Romeo Power, Inc. (“Romeo”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has and may file amendments thereto. Nikola and Romeo may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Nikola or Romeo may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. ROMEO’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Exchange Offer Materials are available to all holders of Romeo’s common stock at no expense to them. The Exchange Offer Materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Investor Relations, Corporate Secretary at Romeo Power, Inc., 5560 Katella Ave, Cypress, CA 90630 (for documents filed by Romeo) or Investor Relations, Corporate Secretary at Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040 (for documents filed by Nikola).

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Romeo and the acquisition of Romeo by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed transaction, Romeo’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Romeo, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of Romeo to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s common stock being validly tendered into the exchange offer to meet the minimum condition; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of Romeo’s common stock or on Romeo’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that Romeo is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other reports we file with or furnish to the SEC, including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on

Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

Romeo Power Media Contacts:

Chris Hodges or Joe Caminiti

RMO@alpha-ir.com

312-445-2870

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